Renasant Corporation 209 Troy Street Tupelo, MS 38802

Via EDGAR

September 13, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Aisha Adegbuyi

Re:	Renasant Corporation

Amendment No. 1 to Registration on Form S-4

Filed September 13, 2024

File No. 333-281851

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Renasant Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on September 17, 2024, or as soon as practicable thereafter.

Please contact Michael P. Reed of Covington & Burling LLP at (212) 841-1204 with any questions you may have regarding this request. In addition, please notify Mr. Reed by telephone when this request for acceleration has been granted.

Respectfully, Renasant Corporation

By:	/s/ C. Mitchell Waycaster
Name:	C. Mitchell Waycaster
Title:	Chief Executive Officer

cc: M. Ray Cole, Jr., The First Bancshares, Inc.

Frank M. Conner III, Covington & Burling LLP

Michael P. Reed, Covington & Burling LLP

Charlotte May, Covington & Burling LLP

Mark C. Kanaly, Alston & Bird LLP

William W. Hooper, Alston & Bird LLP